Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: March 27, 2012

Important Additional Information Filed With The SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012 and have been declared effective. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc. Address: 500 Dallas Street, Suite 1000 Houston, Texas 77002 Attention: Investor Relations Phone: (713) 369-9490

E-mail: kmp_ir@kindermorgan.com

El Paso Corporation Address: 1001 Louisiana Street Houston, Texas 77002 Attention: Investor Relations Phone: (713) 420-5855 E-mail: investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the EP Energy Sale and the proposed transactions contemplated by the Merger Agreement; the ability to obtain the requisite regulatory approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Agenda

•                  Importance of gathering historical information

•                  Determine if you have a need for a tax professional

•                  Determine if you have a need for a Financial Advisor

•                  How to complete the merger election form(s)

•                  Proration example

•                  Questions

Gathering Historical Information

•                  Restricted Stock Vestings

•                  You will need to know the cost basis for your restricted stock that has already vested.  It will impact your capital gain or loss calculations.  You can find your cost basis in your vesting letters.

•                  Replacement letters can be provided by

•                  Alan Bishop — 713-420-5429 alan.bishop@elpaso.com

•                  Jeanette Compte — 713-420-3004 jeanette.compte@elpaso.com

Do You Need a Tax Professional

•                  Cost basis calculations are complicated.  For vested restricted stock this cost basis comes from your vesting letters.

•                  You may need tax advice related to swing in taxable earnings that may occur as a result of the equity acceleration in 2012.

Do You Need a Financial Advisor

•                  Can provide investment advice for proceeds

•                  Can assist in retirement planning

•                  Can work in conjunction with tax advisor for tax planning

•                  Can advise on merger election choices

•                  Where can I find a financial Advisor?

Election Types

Generally, 3 merger election choices, as described in your proxy materials:

•                  Stock Election

•                  Cash Election

•                  Mixed Election

Election Types

•                 Stock Election:  0.9635 of a share of Kinder Morgan Class P common stock (which, based on $32.32, the closing price of Kinder Morgan Class P common stock as of February 23, 2012, had a value of $31.14 on a rounded basis) and 0.640 of a warrant (“Per Share Warrant Consideration”) to purchase one share of Kinder Morgan Class P common stock (any such election referred to as a “stock election”);

•                  Cash Election:  $25.91 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “cash election”); or

•                  Mixed Election:  0.4187 of a share of Kinder Morgan Class P common stock (which, based on $32.32, the closing price of Kinder Morgan Class P common stock as of February 23, 2012, had a value of $13.53 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “mixed election”).

Warrants

•                  What are the warrants?

•                  Like a stock option that has a $40 strike price and will expire five years from the date issued

•                  Warrants will be publicly traded, and will have own trading symbol.

•                  Regardless of merger election choice, each share of El Paso will be awarded .640 warrants to purchase Kinder Morgan stock at a strike price $40.

Election Forms

•                  EP Stockholders have three election choices

•                 Stock election

•                  Cash election

•                  Mixed election

•                  Holders of unvested equity awards (restricted shares and performance shares) and unexercised options

•                  Only have two election choices (A single election will apply to all of such holdings)

•                  Mixed election

•                  Cash election

•                  Many employees will likely get multiple election forms

•                  RSP, ESPP, equity-plan holdings, shares in brokerage account, shares at Computershare (old ESPP plan)

•                  It is very important that you complete all forms you receive.  If no election is made the default is mixed.

•                  You will have at least twenty business days (and thirty calendar days) from the first date on which the election form is mailed to make your election

Proration Process

After all election forms are tabulated the elections are subject to a proration process.

•                  Elections will be prorated to meet the anticipated consideration percentages:

•                  57% (excluding warrants) paid in cash and

•                 43%(excluding warrants) paid in Kinder Morgan Class P common stock (KMI)

Proration Example: Cash Oversubscribed

For example, if 75% of the shares made a cash election and 25% made a stock election (so that the cash consideration is oversubscribed), then the cash election shares would be prorated such that rather than receiving $25.91 per share in cash, each share would receive $19.53 in cash and 0.2371 shares of Kinder Morgan Class P common stock.

Proration Example: Stock Oversubscribed

For example, if 75% of the eligible shares were “elected” 100% stock and 25% made a 100% cash election (so that the stock consideration is oversubscribed), then the stock election shares would be prorated such that rather than receiving .9635 of Class P Kinder Morgan Stock, each share would receive $10.90 in cash and 0.5583 shares of Kinder Morgan Class P common stock.

Questions